David A. Wisniewski Associate General Counsel, Group Vice President and Assistant Corporate Secretary	SunTrust Banks, Inc. SunTrust Plaza Mail Code GA-Atlanta-0643 303 Peachtree Street NE, Suite 3600 Atlanta, GA 30308 Tel 404.724.3604 Fax 404.230-5387 David.Wisniewski@SunTrust.com

September 20, 2007

VIA EDGAR AND FACSIMILE: (202)772-9208

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4563

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian N. Windsor, Special Counsel

Re:	SunTrust Banks, Inc. (STI)

Definitive 14A

Filed March 2, 2007

File No. 01-8918

Ladies and Gentlemen:

This letter is in response to comments contained in a letter dated August 21, 2007 (the “Letter”) from Christian N. Windsor of the Staff of the Commission to James M. Wells III, President and Chief Executive Officer of SunTrust Banks, Inc. (the “Company”). Those comments, and the response of the Company, are set forth below and are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

Director Compensation, page 8

Comment 1: Revise this section to include the grant date fair value of the stock grants and identify the total aggregate number of stock awards held by the directors. Please refer to the Instructions of Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The Company disclosed the grant date fair value of each equity award made during the year to each director in footnote 1 on a per share basis ($75.63). In future filings, the Company will also disclose the grant date fair value of awards made to each director on an aggregate basis. In 2006, each director received a grant of 1,200 shares of restricted stock or restricted stock units. Accordingly, the aggregate grant date fair value of each award was $90,756.

Also, the Company did disclose the aggregate number of stock awards in footnote 2. The Company limited the disclosure in that footnote to unvested awards because its stock awards to directors are limited to grants of restricted stock or restricted stock units to directors (depending upon each director’s individual election) and because restricted stock, after it vests, is indistinguishable from other common stock which can be freely sold and therefore is no longer an “award.” Therefore, the Company believes it complied with the requirements of the Instruction to Item 402(k)(2)(iii) and (iv).

Comment 2: Revise your disclosure to include the amounts paid to Mr. Garrott for consulting and other services in director compensation table, as the table should report all compensation that he received. Revise the table to include all amounts paid to Mr. Garrott by SunTrust.

Response: First, the issue raised by the Staff’s comment is not likely to apply to SunTrust in future filings because Mr. Garrott retired as an employee in 2006 and because his term as a director ended on April 17, 2007. However, in the event the Company again elects a non-executive employee to its board of directors, the Company provides the following response because it believes its disclosure fully complied with Item 402(k) of Regulation S-K.

Item 402(k) of Regulation S-K requires disclosure regarding the compensation of directors (1) in narrative form, (2) in tabular form, and (3) in footnotes. The Company disclosed all compensation paid to Mr. Garrott as an employee in the narrative discussion immediately preceding the director compensation table, and as a director in the director compensation table.

The format of the Company’s disclosure is a result of the fact that Mr. Garrott was an employee-director until July 5, 2006. Because he was an employee, the Company did not compensate him (or any other employee) for service as a director beyond the compensation paid to him as an employee. The Company refers to this fact implicitly in the narrative discussion which precedes the director compensation table, and in future filings will state this policy affirmatively. After Mr. Garrott retired as an employee on July 5, 2006, the Company paid Mr. Garrott for his service as a director on the same basis that it compensated all other non-employee directors.

(The amounts SunTrust paid to Mr. Garrott as an employee were required by a written employment agreement which SunTrust assumed by operation of law when it acquired National Commerce Financial Corporation by merger on October 1, 2004. SunTrust filed a copy of that employment agreement as amended as exhibits nos. 10.52 and 10.53 to its annual report on Form 10-K.)

The Company did not include the amounts paid to Mr. Garrott as an employee under his employment agreement in the director compensation table because the Company believes that doing so would confuse investors and imply that such amounts were paid to Mr. Garrott as a director rather than pursuant to his employment agreement. The Company believes the format of its disclosure is consistent with Item 402(k)(2)(i) which only requires disclosure of amounts paid to directors “as a director.” Also, the Company does not see anything in Item 402(k) which clearly requires compensation paid to a director as an employee to be reported in the table rather than disclosed in the narrative or footnotes. Also, the Company reported in the director compensation table all amounts paid to him after his employment terminated on July 5, 2006, since those amounts were paid to his as a director.

The Company’s treatment of Mr. Garrott while he was an employee-director is analogous to Item 402(k)(2)(i), which instructs registrants not to list named executive officers in the director compensation table if their compensation as a director is fully disclosed in the Summary Compensation Table. While Mr. Garrott was not a named executive officer of SunTrust, the Company did fully disclose his compensation other than as a director in the paragraph immediately preceding the director compensation table. The Company believes it would be confusing to investors to include compensation to one employee-director (Mr. Garrott) but not the other employee-directors (Messrs. Humann and Wells), or to disclose employment compensation in the directors compensation table.

The Company is aware of the Staff’s Compliance and Disclosure Interpretations of Item 402 which the Staff published on August 8, 2007. Interpretations 12.02 and 12.03 are most relevant to these facts. The Staff attempts to draw a distinction between employment compensation paid to an executive officer (12.02) and a non-executive employee (12.03) but neither of which are named executive officers listed in the summary compensation table. The fact that the Staff would draw a distinction here is curious because Item 4.02(k) does not make such a distinction. The Company’s disclosure met the requirements of Interpretation 12.02 and, because the Company does not believe any distinction between executive and non-executive employees is warranted when disclosing director compensation, the Company believes its disclosure fully satisfied the requirements of Item 4.02(k). (Additionally, the Company believes its disclosure of Mr. Garrott’s employment compensation in the narrative discussion preceding the director compensation table fulfills the requirements of Instruction 5(b) of Item 404(a) of Regulation S-K.)

Corporate Governance, page 9

Comment 3: It appears that SunTrust uses standards for director independence that supplement the listing standards of the New York Stock Exchange. Revise this section to discuss any requirements beyond the listing standards and disclose whether the standards are included on SunTrust’s website or identify the proxy statement where the standards were included as an appendix. Please refer to Item 407(a)(2) of Regulation S-K.

Response: The Company presently uses no independence standards beyond the standards of the New York Stock Exchange other than Federal Reserve Regulation O, which the Company discussed in the body of the proxy statement at page 9 rather than in an appendix to the proxy statement. Therefore, the Company believes it complied with the requirements of Item 404(a)(4) of Regulation S-K.

Compensation Discussion and Analysis

Competitive Positioning, page 14

Comment 4: You disclose that the Compensation Committee considers market competitiveness in making compensation determinations for the named of executive officers. Your disclosure also indicates that the Committee considers competitiveness with both the banking industry as a whole and with the peer group. Revise your disclosure to clarify how the Committee uses the industry data and clarify how you define the industry for purposes of these market comparisons. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, the Company will make additional disclosures regarding its use of industry data substantially similar to the following:

While the Committee primarily benchmarks executive officer compensation to the median of peer group practice, it also supplements its peer data with industry data in some cases because the availability of relevant peer data is limited for some specific executive positions and because the Company competes for the same executive talent with all financial services companies to some extent. The Committee also believes that reference to a broader data sample improves the integrity of its analysis and can be accomplished relatively easily by reference to published surveys. The Committee’s use of such supplementary data does not alter its objective of targeting compensation to the median of peer practice.

The primary use of industry data in addition to peer group data is during its annual review of the base salaries of its executives. During this review, the Committee supplements its peer group data with two types of industry data from off-the-shelf published surveys:

(i)	market data from approximately 63 companies with at least $50 billion in assets. This data represents a broad spectrum of financial services companies including commercial banks, thrifts, diversified financial services, consumer finance, asset management, investment banking, and insurance companies; and

(ii)	market data from approximately 112 diversified financial, banking, life insurance, and property/causality insurance companies with assets of $3 billion to $1,500 billion. The publisher of this data provides a regression formula that allows compensation data to be adjusted based on company size (determined by assets).

To a lesser extent, the Committee also refers to such industry data when making MIP, PUP, and equity awards, but its general practice is to target the median of peer practice.

Execution Compensation Program Overview, page 15

Comment 5: Revise your Compensation Discussion and Analysis to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers in order to earn their incentive compensation for 2006 or 2007. The revised disclosure should discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note the qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that you determined that it was appropriate to omit specific targets, because the disclosure of the targets would cause competitive harm to SunTrust, provide the staff with your confidentiality analysis supplementally. Furthermore, if you determine that any targets are confidential, provide disclosure regarding the level of difficulty associated with achieving performance goals. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it would be for the executive to reach performance targets or how likely it would be for the registrant to achieve the target levels, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: In the 2006 proxy statement, the Company disclosed that payouts under its MIP and PUP incentive programs were tied to net income and EPS performance targets. The Company did not disclose specific net income or EPS targets for 2006 because the Company concluded that disclosure likely would cause significant competitive harm to SunTrust. However, in light of the fact that several competitors have disclosed these or similar targets, the Company has reconsidered its decision and now concludes that it can disclose specific performance targets for MIP and PUP in all future filings. Specifically, the Company’s proxy statement for the 2008 annual meeting of shareholders will disclose the following specific targets:

•	net income available to common shareholders for the year ended December 31, 2007 (MIP),

•	return on equity for the year ended December 31, 2007 (MIP), and

•	EPS for the 3-year cycle ending December 31, 2007 (PUP).

Comment 6: Revise your discussion of the threshold, target and maximum award amounts under both the MIP and long-term incentive awards to clarify how the plan or the Committee determines awards that fall in between the established performance targets. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

Response: Both the MIP and PUP plans require that straight-line interpolation be used to determine payouts for performance that falls between the threshold, target, or maximum performance levels. Accordingly, the Company states at page 16 and again at page 17 of its proxy statement that “Straight-line interpolation is used to calculate payout values between minimum, target, and maximum levels.”

In future filings, the Company will better explain “straight-line interpolation” and how it calculates payouts where actual performance falls between the minimum and maximum levels. The Company may use illustrative examples, such as adding:

“This means that actual payouts are determined by formula and are directly proportional to actual performance. Each 1% of actual performance below target but above the threshold affects the payout by 5%, and each 1% of actual performance above target but below the maximum affects the payout by 10%. For example, if actual performance were determined to be 97.0%, or 3% below target, than the payout would be 85% of target. Similarly, if actual performance were determined to be 103.0%, or 3% above target, than the payout would be 130% of target.”

Potential Payments Upon Termination or Change in Control, page 37

Comment 7: Disclose why the company structured the change in control agreements as it has. For example, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

Response: The Company has entered into change in control agreements with a limited number of its senior officers. Initially, it set the level of benefits under these agreements based on its understanding of market practices for similar positions. It periodically reviews the level of benefits provided under these agreements to confirm that they are consistent with the peer practices and the Company’s stated compensation objectives and philosophies. It last reviewed the level of benefits provided under these agreements in 2005 with the assistance of data provided by its compensation consultant. In future filings, the Company will state that it determined the level of benefits under these agreements by reference to peer practice for similar positions.

Transactions with Related Persons, Promoters and Certain Control Persons, page 56

Comment 8: Revise your representations regarding loans that officers and directors have with SunTrust’s banking subsidiaries, to clarify that the loans were on the same terms, including interest rates as those prevailing for other persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Response: The Company’s omission of the phrase “not related to the lender” was inadvertent and a carry-over of similar disclosures by the Company made in prior years. In future filings the Company will track the language of Instruction 4(c) to Item 404(a) as such instruction was recently amended.

* * * * *

The Company understands that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Also, based on our telephone conversations with Christian Windsor, and consistent with the 2nd paragraph of your letter, the Company understands that the Staff’s comments are intended to improve disclosure in future filings and, therefore, such comments will not need to be disclosed as “unresolved” in Part I, Item 1B of future 10-K filings until the Company is next required to file a proxy statement, and then only to the extent the Company does not comply with such comments at such time.

Very truly yours,

/s/ David A. Wisniewski
David A. Wisniewski,
Associate General Counsel, Group Vice President and Assistant Secretary

cc:	James M. Wells III, President & Chief Executive Officer

Raymond D. Fortin, General Counsel